FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February, 2005

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F. Form 20-F X   Form 40-F
                                                        ---           ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______________________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______________________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934. Yes     No X
         ---    ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Material Contained in this Report:


I. Press Release dated February 9, 2005 announcing Toyota Motor Corporation's list of executive nominees to be elected at the annual shareholders meetings in June and the following meeting of the board of directors.

II. English excerpt translation of the Report on Number of Listed Shares, dated February 18, 2005 as filed by the registrant with the Tokyo Stock Exchange.

III. Statement Regarding Timely Disclosure, filed by the registrant to the Tokyo Stock Exchange on February 25, 2005. Identical statements were also filed with the Sapporo, Nagoya, Osaka, and Fukuoka Stock Exchanges.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                         Toyota Motor Corporation



                                         By: /s/ Masaki Nakatsugawa
                                             --------------------------
                                             Name:  Masaki Nakatsugawa
                                             Title: General Manager of
                                                    Accounting Division



Date:  February 28, 2005